Exhibit 99.1

Borr Drilling Limited – Presentation

With reference to the press release 19 January, Borr Drilling Limited (“Borr Drilling” or the “Company”) (NYSE and OSE: "BORR") has now received approvals from each of the creditors in connection with the proposed liquidity improvement plan. The Company is working on definitive documentation to reflect these terms expected to be concluded shortly.

A presentation by the Company is attached to this release and available on the Company’s website.

21 January 2021,
Hamilton, Bermuda

Forward looking statements

This announcement includes forward looking statements, which are statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include statements with respect to the agreement reached with creditors, that the company is working on definitive documentation to reflect these terms expected to be concluded shortly and other non-historical statements.  These forward-looking statements are subject to significant known and unknown risks, including the risk that the Company is unable to reach final agreement and execute definitive documentation with the relevant creditors and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, including risks relating to the contemplated equity raise and other risks included in our filings with the Securities and Exchange Commission including those set forth under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2019 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA).

This announcement does not constitute an offer to buy, sell or subscribe for any securities described herein. The equity raise referenced herein has not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.